4/8/2002

02022836

C 414

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48741

APR - 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GEI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE IBM PLAZA
(No. and Street)

CHICAGO (City) IL (State) 60611-3608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN GOLDSTEIN 312-670-2305
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BERKOWITZ, PRESSNER & COMPANY
(Name — *if individual, state last, first, middle name*)

6677 N. LINCOLN AVENUE, LINCOLNWOOD IL 60712
(Address) (City) (State) (Zip Code)

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, NORMAN GOLDSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEI BROKERAGE, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of Riverside } ss.

On March 28th 2002 before me William E. Hanan Notary Public, personally appeared Norman Goldstein

☐ **Personally known to me**
☒ **Proved to me on the basis of satisfactory evidence**
To be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person or the entity upon behalf of which the person acted executed the instrument.

WITNESS my hand and official seal.

WILLIAM E. HANAN
Commission # 1316082
Notary Public - California
Riverside County
My Comm. Expires Aug 29, 2005

Signature of Notary Public

Place Notary Seal Above

BERKOWITZ, PRESSNER & COMPANY CERTIFIED PUBLIC ACCOUNTANTS

6677 NORTH LINCOLN AVENUE, LINCOLNWOOD IL 60712
PHONES (773)539-6611
(847)674-7270
FAX (847)674-7284

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
GEI Brokerage, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GEI Brokerage, Inc. for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by GEI Brokerage, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recording differences as required by rule 17a-13, or (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to, and should not, be used by anyone other than these specified parties or for any other purpose.

Berkowitz, Pressner & Company

Berkowitz, Pressner & Company

March 14, 2002

GEI Brokerage, Inc.
Statement of Financial Position
December 31, 2001

ASSETS

	December 31, 2001
Current Assets	
Cash In Bank	$ 7,276.66
Commissions Receivable	30,884.42
Prepaid Expenses	1,192.51
Total Current Assets	39,353.59
Total Assets	$ 39,353.59

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts Payable	$ 8,191.25
Accrued State Income Taxes	8.00
Total Current Liabilities	8,199.25
Subordinated Liabilities	0.00
Shareholders' Equity	
Common Stock - No Par Value, Authorized - 1,000 shares Issued And Outstanding - 100 Shares	15,000.00
Additional Paid-in Capital	14,398.51
Retained Earnings	1,755.83
Total Shareholders' Equity	31,154.34
Total Liabilities and Shareholders' Equity	$ 39,353.59

The accompanying notes are an integral part of these statements.